As filed with the Securities and Exchange Commission on March 6, 2023

Securities Act File No. 333-239925
Investment Company Act File No. 811-23590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
PRE-EFFECTIVE AMENDMENT NO.            ☐
POST-EFFECTIVE AMENDMENT NO. 3       ☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☒
AMENDMENT NO. 5               ☒

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

(Exact Name of Registrant as Specified in its Charter)

125 West 55th Street,
New York, New York 10019
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 317-9200

Mitchell A. Tanzman
c/o Central Park Advisers, LLC
125 West 55th Street,
New York, New York 10019
(Name and Address of Agent for Service)

Copy to:

Stuart H. Coleman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

☐        Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒       Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐        Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐        Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐        Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐        when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box.

☐       This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐       This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐       This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☒       This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-239925.

Check each box that appropriately characterizes the Registrant:

☒       Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐       Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐       Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐       A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐       Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐       Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934.

☐       If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐       New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to CPG Cooper Square International Equity, LLC’s (the “Registrant”) Registration Statement on Form N-2 (File No. 333-239925) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibit (n)(2) to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 to the Registration Statement consists only of a facing page, this explanatory note, and Part C. The Registrant hereby incorporates by reference the Prospectus and Statement of Additional Information, filed as Parts A and B, respectively, in the Registrant’s Registration Statement on Form N-2, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2023 (Accession No. 0001104659-23-008082).

As permitted by Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1.	Financial Statements:	Part A: Financial Highlights*
Part B: Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, Statement of Cash Flows, Financial Highlights, Notes to Financial Statements and Schedule of Portfolio Investments**

2.	Exhibits:

	(a)(1)	Certificate of Formation is incorporated by reference to Exhibit (a)(1) of the Registration Statement on Form N-2 (Reg. Nos. 333-239925, 811-23590) (the “Registration Statement”), filed on July 17, 2020.

	(a)(2)	Limited Liability Company Agreement is incorporated by reference to Exhibit (a)(2) of the Registration Statement, filed on July 17, 2020.

	(a)(3)	Amended and Restated Limited Liability Company Agreement is incorporated by reference to Exhibit (a)(3) to Pre-Effective Amendment No. 2 to the Registration Statement, filed on October 1, 2020 (“Pre-Effective Amendment No. 2”).

	(b)	Not Applicable

	(c)	Not Applicable

	(d)(1)	Rule 18f-3 Plan is incorporated by reference to Exhibit (d)(1) to Pre-Effective Amendment No. 2.

	(d)(2)	See Items 25(2)(a)(2) and (a)(3)

	(e)	Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 2.

	(f)	Not Applicable

	(g)(1)	Investment Advisory Agreement is incorporated by reference to Exhibit (g)(1) to Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”).

	(g)(2)	Sub-Advisory Agreement is incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 2.

	(g)(3)	Form of Expense Limitation and Reimbursement Agreement is incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 2.

	(h)(1)	Form of Distribution Agreement is incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 2.

(h)(2)	Rule 12b-1 Plan is incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 2.

(h)(3)	Form of Servicing and Selling Agent Agreement is incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 2.

(i)	Not Applicable.

(j)(1)	Form of Custody Agreement is incorporated by reference to Exhibit (j)(1) to Pre-Effective Amendment No. 2.

(j)(2)	Form of Foreign Custody Manager Agreement is incorporated by reference to Exhibit (j)(2) to Pre-Effective Amendment No. 2.

(k)(1)	Form of Services Agreement and Amendments to Services Agreement is incorporated by reference to Exhibit (k)(1) to Pre-Effective Amendment No. 2.

(k)(2)	Escrow Agreement for Class A Units is incorporated by reference to Exhibit (k)(2) to Post-Effective Amendment No. 1.

(k)(3)	Escrow Agreement for Class I Units is incorporated by reference to Exhibit (k)(3) to Post-Effective Amendment No. 1.

(l)	Opinion and Consent of Proskauer Rose LLP is incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 2.

(m)	Not Applicable

(n)	Consent of PricewaterhouseCoopers LLP is incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 2.

(n)(2)	Letter of Independent Registered Public Accounting Firm*

(o)	Not Applicable

(p)	Not Applicable

(q)	Not Applicable

(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to Post-Effective Amendment No. 2.

(r)(2)	Code of Ethics of Central Park Advisers, LLC is incorporated by reference to Exhibit (r)(2) to Post-Effective Amendment No. 2.

(r)(3)	Code of Ethics of Select Equity Group, L.P. is incorporated by reference to Exhibit (r)(3) to Post-Effective Amendment No. 2.

(s)	Power of Attorney is incorporated by reference to Exhibit (s) to Pre-Effective Amendment No. 2.

*	Filed herewith or herein.

**	Incorporated into Part B by reference to the Registrant’s 2022 Annual Shareholder Report, as filed with the Securities and Exchange Commission (the “SEC”) on Form N-CSR on December 12, 2022 (File No. 811-23590).

Item 26. Marketing Arrangements:

Not applicable.

Item 27. Other Expenses of Issuance and Distribution:*

Registration fees

Legal fees

FINRA fees

Blue Sky fees

Accounting fees

Printing

Miscellaneous

Total

*	Incorporated by reference to Pre-Effective Amendment No. 2.

Item 28. Persons Controlled by or Under Common Control with Registrant:

No person is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Central Park Advisers, LLC, the Registrant’s investment adviser (the “Adviser”). Information regarding the ownership of the Adviser is set forth in its Form ADV as filed with the SEC (File No. 801-67480), and is incorporated herein by reference.

Item 29. Number of Holders of Securities as of December 31, 2022:

Title of Class	Number of Record Holders
Class A Units of Limited Liability Company Interests	531
Class I Units of Limited Liability Company Interests	149

Item 30. Indemnification:

Reference is made to Section 3.7 of the Registrant’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), filed as Exhibit (a)(3) to Pre-Effective Amendment No. 2, and to Paragraph 7 of the Registrant’s Investment Advisory Agreement, as revised (the “Investment Advisory Agreement”), filed as Exhibit (g)(1) to Pre-Effective Amendment No. 2. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement and the Investment Advisory Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser:

Information as to the directors and officers of the Adviser, together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, executive officer, or member of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner, or trustee, is included in its Form ADV as filed with the SEC (File No. 801-67480), and is incorporated herein by reference.

Information as to the directors and officers of Select Equity Group, L.P. (“SEG”), the Registrant’s investment sub-adviser, together with a description of any other business, profession, vocation, or employment of a substantial nature in which SEG and each director, executive officer, or partner of SEG, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner, or trustee, is included in its Form ADV as filed with the SEC (File No. 801-78977), and is incorporated herein by reference.

Item 32. Location of Accounts and Records:

SS&C Technologies, Inc., and its affiliates, DST Asset Manager Solutions, Inc. and ALPS Fund Services, Inc., serve as the Registrant’s administrator, and maintain certain required accounting related and financial books and records of the Registrant at 430 W. 7th Street, Kansas City, Missouri 64105-1594 and 1290 Broadway, Suite 1100, Denver, Colorado 80203. The other required books and records are maintained by Central Park Advisers, LLC, 125 West 55th Street, New York, New York 10019.

Item 33. Management Services: Not Applicable.

Item 34. Undertakings:

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (“Securities Act”);

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	Not applicable.

(2)	each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of March, 2023.

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

By:	/s/ Mitchell A. Tanzman
Mitchell A. Tanzman
Authorized Person

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Mitchell A. Tanzman	Principal Executive Officer and Director	March 6, 2023
Mitchell A. Tanzman

/s/ Michael Mascis	Principal Accounting Officer	March 6, 2023
Michael Mascis	(also performs the functions of a principal financial officer)

/s/ Joan Shapiro Green*	Director	March 6, 2023
Joan Shapiro Green

/s/ Kristen M. Leopold*	Director	March 6, 2023
Kristen M. Leopold

/s/ Janet L. Schinderman*	Director	March 6, 2023
Janet L. Schinderman

/s/ Sharon J. Weinberg*	Director	March 6, 2023
Sharon J. Weinberg

*By:	/s/ Michael Mascis
Michael Mascis,
Attorney-in-Fact

Exhibit Index

(n)(2)	Letter of Independent Registered Public Accounting Firm